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                                    Jones Day






                                  July 6, 2005

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 04-05
450 Fifth Street, N.W.
Washington, DC 20549

               Re:  Alon USA Energy, Inc.
                    Registration Statement on Form S-1 Filed May 11, 2005 Registration No. 333-124797

Dear Mr. Schwall:

                  On behalf of Alon USA Energy, Inc. (the "Company"), and in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission set forth in its letter dated July 1, 2005 (the "Comment Letter"), we are filing pre-effective Amendment No. 3 ("Amendment No. 3") to the above-referenced Registration Statement (the "Registration Statement"). We are sending under separate cover a copy of this response letter, four hard copies of Amendment No. 3, and four hard copies of Amendment No. 3 marked to show changes from pre-effective Amendment No. 2 to the Registration Statement filed on June 17, 2005. In addition to the responses to the Staff's comments, Amendment No. 3 includes other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.

                  The Company has authorized us to provide to you the Company's response to each comment in the Comment Letter. For your convenience, each of your comments is repeated and set forth in bold before the responses. All page references in the Company's responses are to pages of the prospectus included in Amendment No. 3.



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Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 2


Form S-1

General

         1. WE REISSUE COMMENTS 1,2,3 AND 5 OF OUR PRIOR LETTER DATED JUNE 10, 2005.

                  Response: The Company has noted your comment. The Company has included previously omitted information required by Regulation S-K to the extent it is currently available and has updated the disclosure in the Registration Statement since the previous filing to the extent that it is currently able to do so.

Cover Page

         2. WE REISSUE PRIOR COMMENT 6 OF OUR PRIOR LETTER REGARDING THE PROVISION OF THE INFORMATION REQUIRED BY ITEM 501(b) OF REGULATION S-K.

                  Response: The Company has included the required disclosure regarding the amount of shares being offered and the estimated price range.

Prospectus Summary, page 1

         3. REVISE THE DISCLOSURE REGARDING THE NELSON COMPLEXITY RATING SO THAT YOU PROVIDE AN INDICATION IN THE SUMMARY, OF THE COMPARATIVE SIGNIFICANCE OF THE RATING RELATIVE TO YOUR PEER GROUP REFINERIES. FURTHER, REVISE THE MORE DETAILED DESCRIPTION OF THE NELSON COMPLEXITY RATING ON PAGE 65 SO THAT YOU DELINEATE WHAT A HYPOTHETICAL RANGE OF RATINGS WOULD BE IN ORDER TO FACILITATE AN UNDERSTANDING OF THE IMPORTANCE AND RELATIVE COMPLEXITY OF YOUR REFINERY AS COMPARED TO OTHERS. FURTHER, IF THE COMPANY CALCULATED THE RATING REFERENCED IN THE PROSPECTUS, PLEASE DISCLOSE THIS FACT AND DISCLOSE, AS INDICATED IN YOUR RESPONSE LETTER, THAT THE RATING IS NOT PUBLISHED BY AN INDEPENDENT SERVICE. WE MAY HAVE FURTHER COMMENT.

                  Response: Because each refinery's Nelson complexity rating is not regularly determined and published by an independent service, but is generally calculated by the refinery based on statistical and operational data specific to the refinery, the Company would have difficulty obtaining and verifying the disclosure requested by the Staff. Due to the extensive disclosure necessary to explain the rating process and the unavailability of reliable data to provide comparative or hypothetical ranges of ratings, the Company has removed the disclosure regarding its Nelson complexity rating from the Registration Statement.



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Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 3

         4. WE ACKNOWLEDGE RECEIPT OF THE MATERIALS PROVIDED PURSUANT TO OUR PRIOR COMMENT 11. HOWEVER, THE INFORMATION PROVIDED IN TABS 3, 4, 5 AND 7 PROVIDE INADEQUATE OBJECTIVE AND VERIFIABLE SUPPORT FOR THE STATEMENTS TO WHICH THEY PERTAIN. IN THIS REGARD, WE NOTE THAT COPIES PROVIDED TO US OF ELECTRONIC MAIL MESSAGES ARE NOT SUFFICIENT SUPPORT FOR THE STATEMENTS THAT ARE MADE IN THE PROSPECTUS. PLEASE PROVIDE THE THIRD-PARTY REPORTS OR PUBLICATIONS REFERENCED IN THE ELECTRONIC MAIL MESSAGES OR OTHER SUPPORTING DOCUMENTATION, MARKED TO SHOW THE RELEVANT SUPPORTING INFORMATION. ALSO, WE NOTE THAT ALTHOUGH YOU DO PROVIDE SUPPORTING OBJECTIVE DOCUMENTATION IN TAB 4, YOUR DISCLOSURE FAILS TO DISCLOSE THAT YOUR STORE MERCHANDISE MARGINS OF 33% IN 2004 ARE BEING COMPARED TO A NATIONAL AVERAGE THAT IS BASED ON 2003 NUMBERS. PLEASE REVISE THE STATEMENTS IN YOUR PROSPECTUS TO EITHER PROVIDE COMPARISONS FOR SIMILAR PERIODS, OR REVISE TO INDICATE THAT YOUR MERCHANDISE MARGIN IS BEING COMPARED TO 2003 NATIONAL AVERAGE FIGURES.

                  Response: The document included at tab 3 of the supplemental materials to support the statement "Our Big Spring refinery ranks in the second quartile of all refineries in the United States in terms of net cash margin per barrel" was derived from a 2004 independent study prepared by Solomon & Associates. A copy of this study is being provided to the Staff concurrently with this letter under separate cover.

                  The information included at tab 4 of the supplemental materials supports the statement "our retail store merchandise margins were approximately 33%, which is above the national average of 31%." The Company acknowledges that the referenced national average is based on 2003 numbers as stated in a 2004 press release by the National Association of Convenience Stores. Because a similar press release with 2004 numbers has not yet been published, the Company has removed the referenced statement from the Registration Statement.

                  The document included at tab 5 of the supplemental materials to support the statement "we are the second largest supplier of asphalt to the State of Texas" is an email from the Department of Transportation of the State of Texas to Texas asphalt suppliers reflecting a report of the companies which supplied asphalt to the Department of Transportation and the total truck loads supplied by such companies during the calendar year 2004. The Company has subsequently received a letter from the Texas Department of Transportation supporting the referenced statement which the Company is providing to the Staff concurrently with this letter under separate cover. Each year, the Department of Transportation provides this information to asphalt suppliers, but, to the Company's knowledge, this information is not formally published. The Company respectfully submits that this information provided directly to the Company (in both email and letter format) by the Texas Department of Transportation is adequate support for the referenced statement. In addition, the Company has revised the disclosure on pages 3 and 63 preceding the referenced statement to indicate that the Company has been advised by the Texas Department of Transportation that it is the second largest supplier of asphalt to the State of Texas.


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Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 4

                  The document included at tab 7 of the supplemental materials to support the statement "We are the largest 7-Eleven licensee in the United States" includes an email from a representative of 7-Eleven affirmatively stating that Southwest Convenience Stores, or SCS, a wholly owned subsidiary of Alon, "is the largest 7-Eleven licensee operating in the USA" based on a confirmed store count. 7-Eleven does not publicly publish or disclose this information; rather, they provided this information to the Company to assist it in responding to the Staff's initial request. The Company respectfully submits that the affirmative statement by 7-Eleven that the Company is its largest licensee in the United States is adequate support for the referenced statement. In addition, the Company has revised the disclosure on pages 1, 3, 62 and 64 preceding the referenced statement to indicate that the Company has been advised by 7-Eleven that it is the largest 7-Eleven licensee in the United States.

Risk Factors, page 11

Risks Relating to our Business and Our Industry, page 11

"It maybe be difficult to serve process on...," page 18

         5. WE NOTE THE ADDITION OF THE RISK FACTOR. SUPPLEMENT THE DISCLOSURE TO CLARIFY THAT ALL OF YOUR DIRECTORS, EXCEPT FOR MR. HADDOCK, IS A NON-RESIDENT OF THE UNITED STATES.

                  Response: The Company has supplemented the referenced disclosure on page 19.

Selected Historical Consolidated and Combined Financial and Operating Date, page 29

         6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 46 AND HAVE GIVEN FURTHER CONSIDERATION TO YOUR PRESENTATION OF GROSS MARGIN IN "OTHER DATA" AND THE ASSOCIATED NOTE THAT GROSS MARGIN IS NOT A RECOGNIZED MEASUREMENT UNDER GAAP. PLEASE REVISE YOUR CALCULATION OF GROSS MARGIN, REGARDLESS OF WHERE THE MEASURE IS PRESENTED, TO FOLLOW A FULL ABSORPTION COSTING PRINCIPLE AND INCLUDE ALL COSTS AND EXPENSES ASSOCIATED DIRECTLY WITH OR ALLOCATED TO YOUR PRODUCTS SOLD. AS SUCH, THESE COSTS AND EXPENSES SHOULD INCLUDE INVENTORIABLE COSTS OF ASSETS INCIDENT TO OR NECESSARY FOR PRODUCTION OR MANUFACTURING, INCLUDING APPLICABLE DEPRECIATION, DEPLETION AND AMORTIZATION. OTHERWISE, EXPLAIN TO US WHY IT IS APPROPRIATE TO DISCLOSE THIS MEASURE IN YOUR FILING. IF YOU DETERMINE IT IS APPROPRIATE TO DISCLOSE THIS MEASURE, PLEASE REVISE YOUR CAPTION TO REFER TO THIS MEASURE IN A MANNER THAT MORE CLEARLY EXPLAINS HOW IT IS CALCULATED AND INCLUDE ALL DISCLOSURES REQUIRED BY ITEM 10(e) OF REGULATION S-K AND QUESTION 8 OF THE DIVISION OF CORPORATION FINANCE'S JUNE 13, 2003 FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES, WHICH CAN BE LOCATED
AT: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.


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Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 5


                  Response: The Company has previously disclosed gross margin to facilitate the discussions of the Company's gross refining and marketing margins, retail fuel margins and retail merchandise margins. The Company's gross refining and marketing margin is a per barrel measurement of the Company's refining operating performance directly comparable to industry crack spreads. Given the importance and prevalent use of the crack spread metric in the Company's industry, the Company believes its gross refining and marketing margin measurement is the most accurate and meaningful measurement of its operating performance compared to that of other industry participants. For this reason, the Company believes that disclosure of this per barrel metric is appropriate and will be useful to potential investors as a measurement of the Company's refining operating performance. Similarly, retail fuel margin and retail merchandise margin, or in-store margin, are common metrics utilized in the retail industry to measure operating performance related to motor fuel and merchandise sales, as evidenced by the NACS article included at tab 4 of the supplemental materials previously provided to the Staff and the NACS article being provided to the Staff concurrently with this letter under separate cover.

                  If the Company were to revise the calculation of gross margin as requested by the Staff, the resulting gross refining and marketing margin and retail margin metrics would lose their comparability to the margin measurements prevalent in the refining and retail industries and, therefore, would not be meaningful disclosure. Accordingly, and because the Company was presenting gross margin primarily to facilitate the discussion of the above-referenced operating performance measurements, the Company has removed the disclosures of gross margin, including the separate refining and marketing and retail segment disclosures, from the Registration Statement. See, e.g., pages 44, 46 and 48.

                  With respect to the gross refining and marketing margin measurement, in response to the Staff's comment, the Company has restated the description of this measurement as "refinery operating margin" and has added separate disclosure explaining the calculation of this measurement and the Company's use of this measurement to evaluate its operating performance against industry crack spreads and other industry participants. Likewise, the Company has added additional disclosure explaining the calculation and relevance of the retail margin measurements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33


         7. WE NOTE THAT YOU HAVE PROVIDED A DISCUSSION THAT ADDRESSES YOUR RESULTS BASED ON CERTAIN MEASURES THAT ARE NOT REPORTED IN YOUR CONSOLIDATED FINANCIAL STATEMENTS OR INCLUDED IN YOUR SEGMENT FOOTNOTES. PLEASE REVISE YOUR DISCUSSION TO ADDRESS THE MEASURES REPORTED IN YOUR FINANCIAL STATEMENTS. TO THE EXTENT YOU BELIEVE ADDITIONAL INFORMATION IS HELPFUL TO AN INVESTOR'S UNDERSTANDING OF HOW MANAGEMENT VIEWS AND



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Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 6


EVALUATES PERFORMANCE, PLEASE EXPLAIN WHY THAT INFORMATION IS BEING PROVIDED. REFER TO INSTRUCTIONS 1 AND 4 TO ITEM 303(a) OF REGULATION S-K.

                  Response: The Company has removed the discussion of gross margin from the disclosure in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Please see the Company's response to Comment 6.

Business, page 61

Branded Transportation Fuel Marketing, page 65

Environmental Regulation, page 72

         8. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT. PLEASE DELINEATE IN THE DISCLOSURE, AS DONE IN YOUR RESPONSE, A BRIEF DISCUSSION OF THE REASONS WHY YOU BELIEVE TRANSITIONING TO YOUR OWN BRAND OF FUEL WOULD NOT MATERIALLY AFFECT YOUR BUSINESS AND OPERATIONS.

                  Response: The Company has revised the referenced disclosure on page 66 to describe why it believes transitioning to its own brand would not materially affect its business and operations.

         9. PLEASE PROVIDE OBJECTIVE SUPPORT FOR THE BASIS OF YOUR OPINION THAT YOUR COSTS TO COMPLY WITH THE NEW GASOLINE AND DIESEL STANDARDS WILL BE LOWER THAN "MANY OTHER REFINERS DUE TO THE PETROCHEMICAL LEGACY OF YOUR BIG SPRING REFINERY." IN PROVIDING SUCH SUPPORT, PLEASE MAKE NOTE OF OUR PRIOR COMMENT REGARDING THE KIND OF OBJECTIVE AND VERIFIABLE INFORMATION THAT SHOULD BE SUBMITTED IN SUPPORT OF YOUR STATEMENTS. WE MAY HAVE FURTHER COMMENT.

                  Response: The Company believes that the referenced statement does not meaningfully enhance the disclosure of the dollar amount of its estimated costs to comply with the gasoline and diesel standards and, therefore, has removed the statement from the Registration Statement.

Executive Compensation, page 82

         10. PLEASE DELINEATE IN THIS SECTION, THE TERMS OF THE ALON USA ANNUAL CASH BONUS PLAN FILED AS EXHIBIT 10.27 IN THIS SECTION AND CONFIRM THE AMOUNT, IF ANY, OF CASH BONUSES AWARDED TO ANY OF THE DIRECTORS OR OFFICERS UNDER THIS PLAN. WE MAY HAVE FURTHER COMMENT.

Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 7


                  Response: The Company has provided the requested disclosure with respect to the Alon USA Annual Incentive Cash Bonus Plan on page 84.

         11. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 34. EXPLAIN TO US WHY THERE HAVE BEEN NO AMENDED AGREEMENTS FILED TO DATE THAT REFLECT THE CIRCUMSTANCES RELATING TO MESSRS. MORRIS', HART'S AND CONCIENNE'S PURPORTED SALARY REDUCTION AS DELINEATED IN YOUR RESPONSE. FURTHER, TO CLARIFY THE TERMS OF COMPENSATION THAT MESSRS. MORRIS, HART AND CONCIENNE ARE ELIGIBLE TO RECEIVE FOLLOWING THE NOVEMBER 2002 COMPENSATION POLICY CHANGE, PLEASE INCLUDE A BRIEF SUMMARY OF THE 10% BONUS PLAN OUTLINED IN EXHIBIT 10.28. IN EXPLAINING THE BONUS PLAN, DELINEATE WHAT THE "CERTAIN" FINANCIAL TARGETS ARE THAT NEED TO BE MET IN ORDER FOR THE BONUS TO BE AWARDED.

                  Response: Because the 2002 compensation adjustment policy applied to all non-union employees as a company-wide policy and was not specific to Messrs. Morris, Hart and Concienne, the employment agreements for Messrs. Morris, Hart and Concienne were not formally amended, although the Company obtained the consent of each of these individuals to their respective adjustments in accordance with the terms of their respective employment agreements.

                  The Company has provided the requested disclosure with respect to the 10% bonus plan on page 84.

Compensation Committee Interlocks and Insider Participation, page 86

         12. WE REISSUE PRIOR COMMENT 35. YOUR RESPONSE DOES NOT ADDRESS THE PROCEDURES IN PLACE THAT ADDRESS THE APPARENT CONFLICT WITH RESPECT TO MR. WIESSMAN'S POSITION ON THE BOARD OF DIRECTORS AND AS CHIEF EXECUTIVE OFFICER OF ALON ISRAEL AND THE FACT THAT "ALON ISRAEL" DETERMINES MR. WIESSMAN'S COMPENSATION. WE MAY HAVE FURTHER COMMENTS.

                  Response: Mr. Wiessman's compensation is set forth in an employment agreement between Mr. Wiessman and Alon Israel. The employment agreement was presented to, reviewed by and approved by the members of Alon Israel's board of directors other than Mr. Wiessman. The employment agreement was further submitted to, reviewed by and approved by the shareholders of Alon Israel. Africa Israel Trade & Agencies Ltd. and the Kibbutz Movement, two of Alon Israel's three voting shareholders, are unaffiliated with Mr. Wiessman and together own 62.03% of the outstanding voting shares of Alon Israel. In addition, seven of the eleven members of the board of directors of Alon Israel were designated by these two shareholders pursuant to the shareholders agreement among the shareholders of Alon Israel.

Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 8


                  Mr. Wiessman's employment agreement with Alon Israel provides for compensation arrangements for his services to Alon Israel and its subsidiaries other than the Company in addition to his compensation for services to the Company. For this reason, the Company has entered into an agreement with Alon Israel and Mr. Wiessman pursuant to which the Company has assumed the salary, bonus and benefit payments and obligations set forth in the Alon Israel employment agreement which are directly related to Mr. Wiessman's services to the Company as Executive Chairman. This agreement was submitted to, reviewed by and approved by the members of the Company's board of directors other than Mr. Wiessman. Of the seven members of the Company's board of directors other than Mr. Wiessman, two were designated by Africa Israel Trade & Agencies Ltd., two were designated by the Kibbutz Movement and one other, Mr. Haddock, is unaffiliated with Alon Israel and the Company. This agreement is filed as
Exhibit 10.50 to Amendment No. 3.

                  In response to the Staff's comment, the Company has provided additional disclosure on page 88 regarding the determination of Mr. Wiessman's compensation.

December 31, 2004 Financial Statements

Note (3) Summary of Significant Accounting Policies, page F-7

General

         13. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR ASSET RETIREMENT OBLIGATIONS. ADDITIONALLY, DISCLOSE HOW YOU ACCOUNT FOR ASSET RETIREMENT OBLIGATIONS ASSOCIATED WITH YOUR LEASE ARRANGEMENTS. WE NOTE YOUR RELATED DISCLOSURE IN NOTE 9.

                  Response: The Company has provided the requested disclosures on pages F-9 and F-17.

(b) Revenue Recognition, page F-8

         14. WE NOTE FROM YOUR RESPONSE TO PRIOR COMMENT 48 THAT YOU HAVE INCLUDED THE AMOUNT OF RECORDED REVENUES RELATED TO LINKED REFINED PRODUCT SALES FOR ALL PERIODS PRESENTED. PLEASE ALSO ADD DISCLOSURE TO IDENTIFY THE COSTS ASSOCIATED WITH BUY/SELL AND COMPARABLE ARRANGEMENTS REPORTED ON A GROSS BASIS FOR ALL PERIODS PRESENTED, AS PREVIOUSLY REQUESTED.

                  Response: The Company has provided the requested disclosure on pages F-8 and F-34.



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Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 9


Note (15) Commitments and Contingencies. page F-26

         15. PLEASE EXPAND YOUR DISCLOSURE TO IDENTIFY THE PERTINENT TERMS OF YOUR LEASE ARRANGEMENTS, INCLUDING PURCHASE OPTIONS AND RESIDUAL VALUE GUARANTEES.

                  Response: The Company has provided additional disclosure in response to the Staff's comment on page F-27. The Company supplementally advises the Staff that its long-term lease obligations do not include any purchase options, residual guarantees or similar terms and, therefore, disclosure of these provisions is not applicable.

March 31, 2005 Financial Statements

Note (14) Subsequent events, page F-41

         16. PLEASE EXPAND YOUR DISCLOSURE AND YOUR PRO FORMA CALCULATIONS, AS NECESSARY, TO ADDRESS THE UNDERWRITERS' OPTION TO PURCHASE ADDITIONAL SHARES WHICH YOU REFER TO ON PAGE 23.

                  Response: Because the sale of additional shares pursuant to the underwriters' over-allotment option is contingent upon the underwriters' decision to exercise such option, which is beyond the control of the Company, and will occur, if at all, subsequent to the effectiveness of the Registration Statement, the Company is unable to determine the number of additional shares, if any, that may be issued if the option is exercised or the resulting purchase price. Due to the contingent nature of the dividend and the resulting inability of the Company to quantify the amount of the proposed dividend, the Company is unable to give pro forma effect to the dividend on the face of the financial statements. However, in response to the Staff's comment, the Company has added disclosure on pages F-10 and F-40 describing the potential effects of the 50% dividend on earnings per share assuming that the over-allotment option is exercised in full and the offered shares are sold at the mid-point of the range set forth in the Registration Statement.

                  In addition, the Company has added additional disclosure on pages F-29 and F-42 regarding the potential exercise of the over-allotment option and the intended dividend of 50% of the proceeds therefrom.

                                    * * * * *


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Mr. Schwall
Securities and Exchange Commission
July 6, 2005
Page 10


                  Pursuant to Comments 4 and 6 above, we have indicated that certain supplemental materials (the "Supplemental Materials") are being provided to the Staff concurrently with this letter under separate cover. Please note that the Supplemental Materials are being provided to the Staff pursuant to Rule 418(b) of the Securities Act of 1933, as amended ("Rule 418(b)"). Pursuant to Rule 418(b) the Company requests that the Supplemental Materials be returned to the Company after the Staff's review to:

                           Jones Day
                           Attention: Mark T. Goglia
                           2727 North Harwood Street
                           Dallas, Texas  75201

                  The Staff's attention to the Registration Statement is greatly appreciated. Please note that the Company currently intends to print and distribute preliminary prospectuses on July 12, 2005 and to seek acceleration of the effective date of the Registration Statement as early as July 25, 2005. In order to facilitate this timetable, the Company would like to have a telephone conference with the Staff on Monday, July 11, 2005 in order to confirm that the Company has adequately addressed all of the Staff's concerns. A representative of the Company will call Ms. Duru on Friday, July 8, 2005 to arrange a time for a call on Monday, July 11, 2005.

                  If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5043 or Mark Betzen at (214) 969-3704.

                                               Sincerely,

                                               /s/ Mark T. Goglia
                                               -------------------
                                               Mark T. Goglia

cc:  David Wiessman
     Jeff Morris
     Harlin R. Dean
     Mellissa Duru
     Mark E. Betzen
     Damon Barber
     Kris Heinzelman
     Cameron D. MacDougall
     Kevin Hughes